UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

10 March 2025
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.   NatWest Group plc (the Company) announces that conditional restricted share plan awards (RSP) and deferred awards (Deferred Awards) over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) have been granted on 7 March 2025 under the NatWest Group plc 2024 Employee Share Plan (the Plan) to the PDMRs set out below:

Name of PDMR	Position of PDMR	Award	Maximum no. of Shares eligible to vest
Robert Begbie	CEO, NatWest Commercial & Institutional	RSP	278,153
		Deferred Award2	50,812
Angela Byrne	Interim CEO, Retail Banking	Deferred Award1	41,094
Emma Crystal	CEO, Coutts and Wealth Businesses	RSP	217,489
		Deferred Award2	44,305
Keiran Foad	Group Chief Risk Officer	RSP	326,234
		Deferred Award2	57,339
Scott Marcar	Group Chief Information Officer	RSP	326,234
		Deferred Award2	65,761
Katie Murray	Group Chief Financial Officer	RSP	311,583
		Deferred Award2	65,375
Paul Thwaite	Group Chief Executive Officer	RSP	451,682
		Deferred Award2	97,215
Jen Tippin	Group Chief Operating Officer	RSP	326,234
		Deferred Award2	65,701
The prices per Share used on the grant of the above awards were Deferred Awards1 £4.2431, Deferred Awards2 £4.5783 and RSP £3.7933.  The prices are discounted to reflect the absence of dividend equivalents during the vesting period.

A pre-vest performance assessment will take place for the RSP at the end of three years. Subject to this, the RSP will be eligible to vest between 2028 and 2032.  Deferred Awards will be eligible to vest between 2025 and 2030.

Malus provisions will apply to each award up until vesting and clawback provisions will apply for a period of seven years from the date of grant.  Such period can be extended to ten years in certain circumstances. Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2. The Company announces that long term incentive awards (LTI), Deferred Awards and Buy-out Awards over Shares vested on 7 March 2025 to the PDMRs set out below. The awards were granted under the Plan between March 2019 and August 2024. The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	LTI	149,999	75,113	74,886
		Deferred Award	38,942	19,501	19,441
Angela Byrne	Interim CEO, Retail Banking	Deferred Award	15,747	7,413	8,334
Emma Crystal1	CEO, Coutts and Wealth Businesses	Buy-out Award	41,909	19,727	22,182
Keiran Foad1	Group Chief Risk Officer	Buy-out Award	100,196	47,163	53,033
Scott Marcar1	Group Chief Information Officer	Buy-out Award	130,451	61,405	69,046
Katie Murray	Group Chief Financial Officer	LTI	326,943	153,895	173,048
		Deferred Award	41,790	19,671	22,119
Paul Thwaite	Group Chief Executive Officer	LTI	130,230	61,301	68,929
		Deferred Award	30,123	14,180	15,943
Jen Tippin1	Group Chief Operating Officer	LTI	144,576	68,053	76,523
		Deferred Award	97,743	46,009	51,734
		Buy-out Award	159,985	75,306	84,679
1.         Vested Shares retained after payment of associated tax liabilities will be subject to retention periods which mirror the retention periods applicable to the PDMR's awards granted by their previous employer.

The market price used to meet associated tax liabilities was £4.5761.

Vested Shares retained after payment of associated tax liabilities will be subject to retention periods of twelve months, unless otherwise indicated in the table above.

3.  The Company announces that Shares were delivered to PDMRs on 7 March 2025, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 31 March 2025 and have been calculated using a share price of £4.7284.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	19,167	9,598	9,569
Emma Crystal	CEO, Coutts and Wealth Businesses	14,540	6,844	7,696
Keiran Foad	Group Chief Risk Officer	21,810	10,266	11,544
Scott Marcar	Group Chief Information Officer	21,810	10,266	11,544
Katie Murray	Group Chief Financial Officer	41,661	19,610	22,051
Paul Thwaite	Group Chief Executive Officer	61,103	28,761	32,342
Jen Tippin	Group Chief Operating Officer	21,810	10,266	11,544

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £4.5761. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five year period.

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:
NatWest Group Investor Relations
       Claire Kane
       Director of Investor Relations
       +44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	10 March 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary